Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 24, 2021

Via EDGAR and Federal Express

Sergio Chinos, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted July 30, 2021
CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confidentially submit amendment no. 4 (“Amendment No. 4”) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 4 has been marked to show all changes made to amendment no. 3 (“Amendment No. 3”) to the Registrant’s draft Registration Statement.

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission (the “Staff”) on Amendment No. 3, as set forth in the Staff’s letter dated August 10, 2021. The responses follow each comment and, where applicable, include page references to Amendment No. 4 indicating where disclosure has been added in response to the Staff’s comment.

DRS/A submitted July 30, 2021

Combined Financial Statements, General, page F-1

1.	Please consider the financial statement updating requirements of Rule 3-12 of Regulation S-X in subsequent amendments.

Response: The Registrant acknowledges the Staff’s comment and has updated the financial statements included in Amendment No. 4 in accordance with the requirements of Rule 3-12 of Regulation S-X.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

September 24, 2021

Summary of accounting policies, Revenue recognition, page F-11

2.

Based on your response to prior comment five, please more fully explain to us how you determined that the amounts of customer holdbacks at each balance sheet date are appropriately recorded as receivables based on the provisions of ASC 606-10-45-1, 45-3 and 45-4.

Response: The Registrant has revised the disclosure on page F-27 and F-29 of Amendment No. 4 to clarify that unbilled receivables are contract assets and are presented as part of accounts receivable, net of allowance for doubtful accounts.

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Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Heather Childress, Flex Ltd.

Sharon R. Flanagan, Sidley Austin LLP

Lindsey A. Smith, Sidley Austin LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation